Exhibit 99.1

Innovation, Science and Economic Development Canada Corporations Canada	Innovation, Sciences et Développement économique Canada Corporations Canada

Certificate of Incorporation	Certificat de constitution

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions
10263664 Canada Inc.
Corporate name / Dénomination sociale
1026366-4
Corporation number / Numéro de société
I HEREBY CERTIFY that the above-named corporation, the articles of incorporation of which are attached, is incorporated under the Canada Business Corporations Act.	JE CERTIFIE que la société susmentionnée, dont les statuts constitutifs sont joints, est constituée en vertu de la Loi canadienne sur les sociétés par actions.

Virginie Ethier
Director / Directeur
2017-06-02
Date of Incorporation (YYYY-MM-DD) Date de constitution (AAAA-MM-JJ)

Innovation, Science and Economic Development Canada Corporations Canada	Innovation, Sciences et Développement économique Canada Corporations Canada

Form 1 Articles of Incorporation Canada Business Corporations Act (s. 6)	Formulaire 1 Statuts constitutifs Loi canadienne sur les sociétés par actions (art. 6)

1	Corporate name
Dénomination sociale
10263664 Canada Inc.
2	The province or territory in Canada where the registered office is situated
La province ou le territoire au Canada où est situé le siège social
SK
3	The classes and any maximum number of shares that the corporation is authorized to issue
Catégories et le nombre maximal d’actions que la société est autorisée à émettre
See attached schedule / Voir l’annexe ci-jointe
4	Restrictions on share transfers
Restrictions sur le transfert des actions
None
5	Minimum and maximum number of directors
Nombre minimal et maximal d’administrateurs
Min. 1 Max. 25
6	Restrictions on the business the corporation may carry on
Limites imposées à l’activité commerciale de la société
None
7	Other Provisions
Autres dispositions
See attached schedule / Voir l’annexe ci-jointe
8	Incorporator’s Declaration: I hereby certify that I am authorized to sign and submit this form.
Déclaration des fondateurs : J’atteste que je suis autorisé à signer et à soumettre le présent formulaire.

Name(s) - Nom(s)	Original Signed by - Original signé par
Ross Bentley	Ross Bentley
Ross Bentley

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

IC 3419 (2008/04)

SHARE STRUCTURE

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares.

COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the common shares are as follows:

The holders of the common shares shall be entitled:

(a)

to vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class or series of shares are entitled to vote as provided in the Canada Business Corporations Act. The holders of common shares are entitled to one vote for each one common share held on all polls taken at such meetings;

(b)

to receive, subject to the rights of the holders of another class of shares, any dividend declared by the directors of the Corporation from time to time, in their absolute discretion, in accordance with applicable law; and

(c)

to receive, subject to the rights of the holders of another class or series of shares, the remaining property of the Corporation on the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purposes of winding up its affairs, whether voluntary or involuntary.

PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the preferred shares are as follows:

One or More Series. The preferred shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by the board.

Terms of Each Series. Subject to the Canada Business Corporations Act, the directors may fix, before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of the preferred shares, including, without limitation:

(a)	any voting rights;

(b)

any right to receive dividends, including the rate, amount or kind of dividends (which may be cumulative or non-cumulative and variable or fixed), the currency or currencies or kind of payment, the means of determining such dividends, the date or dates and place or places of payment thereof and the date or dates from which such dividends are to accrue;

(c)	any right to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation;

(d)

if redeemable, retractable or purchasable, the redemption, retraction or purchase prices or the method of calculation thereof and terms and conditions of redemption, retraction or purchase, with or without provision for purchase or similar funds;

(e)	any conversion, exchange or reclassification rights; and

(f)	any other terms not inconsistent with these articles,

all as set forth in the articles of amendment relating to such series.

Ranking of Preferred Shares. The preferred shares of each series shall, with respect to the payment of dividends and the distribution of property in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation for the purposes of winding up its affairs, whether voluntary or involuntary, rank on a parity with the preferred shares of every other series. The preferred shares shall be entitled to preference over the common shares of the Corporation and any other shares of the Corporation ranking junior to the preferred shares with respect to the payment of dividends and the distribution of property in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, and may also be given such other preferences over the common shares of the Corporation and any other shares of the Corporation ranking junior to the preferred shares as may be determined by the directors.

Dividends. When any cumulative dividends (whether or not declared) or declared non-payable dividends or amounts payable on a return of capital are not paid in full, the preferred shares of all series shall participate rateably with respect to such dividends including accumulations, if any, in accordance with the amounts that would be payable on the preferred shares if all such dividends were declared and paid, in full, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full.

Right to Vote. The holders of preferred shares shall not be entitled (except as specifically provided in the rights, privileges, restrictions and conditions attaching to any series of preferred shares and except as provided in the Canada Business Corporations Act) to receive notice of or attend any meeting of the shareholders of the Corporation or to vote at any such meeting for any purpose, but shall be entitled to have mailed to them copies of the financial statements and auditors’ report thereon submitted to annual meetings of shareholders.

OTHER PROVISIONS

The directors of the Corporation may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed shall not exceed one third of the number of directors elected at the previous annual meeting of shareholders.